GRANDVIEW GOLD INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 28, 2008

AND

MANAGEMENT INFORMATION CIRCULAR

Dated: October 30, 2008

GRANDVIEW GOLD INC.
Suite 820 - 330 Bay Street, Toronto, ON M5H 2S8

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
GRANDVIEW GOLD INC.

NOTICE IS HEREBY GIVEN that an annual general meeting (the "Meeting") of the shareholders of Grandview Gold Inc. (the "Corporation" or “Grandview”) will be held at Suite 820, 330 Bay Street, Toronto, Ontario on Thursday, November 28, 2008 at 10:00 a.m. (Toronto time) for the following purposes:

1.	to receive the audited financial statements of the Corporation for the year ended May 31, 2008, together with the auditors' report thereon;

2.	to elect directors of the Corporation for the ensuing year;

3.	to appoint the auditors of the Corporation for the ensuing year and authorize the directors to fix the auditor’s remuneration; and

4.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the matters to be put before the Meeting as identified above are set forth in a management information circular (the "Circular") of the Corporation accompanying and forming part of this notice.

Shareholders who are unable to attend the Meeting in person are requested to complete, sign, date and return to Equity Transfer and Trust, the transfer agent and registrar of the Corporation, the enclosed form of proxy. To be effective, a proxy must be received for verification by 10:00 am (Toronto time) on November 26, 2008, or in the case of any adjournment of the meeting, not less than 48 hours prior to the time of such meeting. The Chairman of the Meeting may refuse to recognize any instrument of proxy received after such time.

The directors of the Corporation have fixed the close of business on October 28, 2008 as the record date for the determination of the shareholders of the Corporation entitled to receive notice of the Meeting.

DATED at Toronto, Ontario as of this 30th day of October, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

“Michael Hitch”
Michael Hitch
Chairman of the Board

GRANDVIEW GOLD INC.
Suite 820 - 330 Bay Street, Toronto, ON M5H 2S8

MANAGEMENT INFORMATION CIRCULAR

CONTAINING INFORMATION AS AT OCTOBER 30, 2008
FOR THE ANNUAL AND SPECIAL MEETING

TO BE HELD ON NOVEMBER 28, 2008

Solicitation of Proxies	2
Appointment, Revocation and Deposit of Proxies	2
Manner of Voting by Proxies	2
Supplemental Mailing List	3
Description of Share Capital	3
Voting Shares and Principal Holders Thereof	3
Auditors, Registrar and Transfer Agent	3

Particulars of Matters to be Acted Upon

Grandview Gold Inc.
Management Information Circular

FOR THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF GRANDVIEW GOLD INC. TO BE HELD AT 10:00 AM ON NOVEMBER 28, 2008 AT SUITE 820, 330 BAY STREET, TORONTO, ONTARIO, M5H 2S8.

SOLICITATION OF PROXIES

This Management Information Circular (the “Circular”) is furnished in connection with the solicitation by and on behalf of the management of the Corporation of proxies to be used at the annual general meeting of shareholders of the Corporation or any adjournment thereof (the “Meeting”) to be held at the time and place and for all purposes set out in the accompanying notice of meeting (the “Notice”). Solicitation will be made primarily by mail, but may be supplemented by solicitation personally by directors, officers and employees of the Corporation without special compensation. The cost of solicitation by management will be borne by the Corporation.

The directors of the Corporation have fixed the close of business on October 28, 2008 as the record date for the determination of the shareholders of the Corporation entitled to receive notice of the Meeting.

APPOINTMENT, REVOCATION AND DEPOSIT OF PROXIES

The persons named in the enclosed form of proxy are officers and directors of the Corporation.

A shareholder desiring, to appoint some other person to attend and act for him or her and on his or her behalf at the Meeting may do so by filling in the name of such person, who need not be a shareholder of the Corporation, in the blank space provided in the proxy or by completing another proper form of proxy and in either case, depositing the completed form of proxy with the Corporation's transfer agent and registrar, Proxy Department, Equity Transfer & Trust Company, Suite 400, 200 University Avenue, Toronto, Ontario, M5H 4H1, on or before the close of business on the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or delivering it to the Chairman of the Meeting, on the day of the meeting or any adjournment thereof prior to the time of the voting. A proxy should be executed by the shareholder or his attorney duly authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney thereof.

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or his or her attorney duly authorized in writing and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof or in any other manner permitted by law.

MANNER OF VOTING BY PROXIES

Where a choice is specified, the persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholder appointing them. In the absence of such direction, it is intended that such shares will be voted for each of the matters identified in the Notice and described in this Circular. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice and with respect to other matters which may properly come before the Meeting. As of the date hereof, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

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Management Information Circular

SUPPLEMENTAL MAILING LIST

Under National Instrument 54-102, adopted by the Canadian Securities Administrators, a securityholder who wishes to receive interim financial statements from us must deliver a written request for such material to us, together with a signed statement that the securityholder is the owner of securities (other than debt instruments). As a result, if you wish to receive our interim financial statements, you are encouraged to complete and return the enclosed form in order to be added to our supplemental mailing list.

DESCRIPTION OF SHARE CAPITAL

The authorized capital of the Corporation consists of an unlimited number of common shares (the "Common Shares") and an unlimited number of convertible, redeemable, voting, non-participating shares (the "Preference Shares") of which, on the date of this Circular, 36,318,765 Common Shares and no Preference Shares were issued and outstanding.

Common Shares

The holders of Common Shares are entitled to receive notice of and to attend any meeting of the shareholders of the Corporation (except meetings at which only the holders of another class of shares are entitled to vote) and are entitled to one vote for each Common Share held. Subject to the prior rights of the holders of the Preference Shares or any other shares ranking senior to the Common Shares, the holders of the Common Shares are entitled to (a) receive any dividends as and when declared by the board of directors out of the assets of the Corporation properly applicable to the payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and (b) receive the remaining property of the Corporation in the event of any liquidation, dissolution of winding-up of the Corporation.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of Preference Shares. As of the date of this Circular, an aggregate of 36,318,765 Common Shares and no Preference Shares of the Corporation are issued and outstanding. Each Common Shares entitles the holder thereof to one vote at all meetings of Shareholders of the Corporation.

Each shareholder is entitled to one vote for each Common Share shown as registered in his or her name on the list of shareholders. The list of shareholders will be prepared as of October 28, 2008, the record date fixed for determining shareholders entitled to the notice of the Meeting.

To the knowledge of the directors and executive officers of the Corporation, as of the date hereof, no person or Corporation beneficially owns, directly or directly, or exercises control or direction over voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation.

AUDITORS, REGISTRAR AND TRANSFER AGENT

McCarney Greenwood LLP, Chartered Accountants, will be nominated at the Meeting for the appointment as auditor of the Corporation at a remuneration to be fixed by the board of directors. McCarney Greenwood LLP, have been auditors of the Corporation since August 30, 2004.

The transfer agent and registrar for the Common Shares of the Corporation is Equity Transfer & Trust Company whose principal office is located at Suite 400, 200 University Avenue, Toronto ON, M5H 4H1.

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Management Information Circular

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board of Directors of the Corporation, the only matters to be brought before the Meeting are those matters set forth in the accompanying Notice of Meeting.

Financial Statements and Auditors' Report

At the Meeting, Shareholders will consider the financial statements of the Corporation for the year ended May 31, 2008 and the auditors' report thereon, but no vote by the shareholders with respect thereto is required or proposed to be taken.

APPOINTMENT OF THE AUDITORS

Management proposes the appointment of McCarney Greenwood LLP, Chartered Accountants, as Auditors of the Corporation for the ensuing year and that the directors be authorized to fix their remuneration. McCarney Greenwood LLP, Chartered Accountants, was first appointed auditors of the Corporation by the shareholders on August 30, 2004.

Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the said reappointment of McCarney Greenwood LLP, as the auditors of the Corporation to hold office until the next annual meeting of shareholders and FOR authorizing the directors to fix the remuneration of the auditors.

ELECTION OF DIRECTORS

The articles of the Corporation provide for a minimum of three (3) and a maximum of ten (10) directors. The Corporation has determined that six (6) directors will be elected at the Meeting.

Unless a choice is otherwise specified, it is intended that the shares represented by the proxies hereby solicited will be voted by the persons named therein for the election of the nominees whose names are set forth below, all of whom are now members of the Board of Directors and have been since the dates indicated. Management does not contemplate that any nominee will be unwilling or unable to serve as director but, if that should occur for any reason prior to the Meeting, it is intended that the persons named in the enclosed form of proxy shall reserve the right to vote for another nominee in the Discretion. Each of the following persons is nominated to hold office as a director until the next annual meeting or until his successor is duly elected, unless his office is earlier vacated in accordance with the by-laws of the Corporation.

Name and Municipality of Residence(1)	Office Held	Principal Occupation	Director Since	No. of Common Shares Beneficially Held(2)(3)
Michael Hitch(4) Vancouver, British Columbia	Chairman(5)	Professor at Norman B. Keevil Institute of Mining Engineering University of British Columbia	Nov. 8, 2005	Nil(6)
Paul Sarjeant(7) Burlington, Ontario	President, CEO & Director	Since his appointment, Mr. Sarjeant's full time employment has been with the Corporation.	Nov. 7, 2006	Nil(8)
D. Richard Brown(5) Toronto, Ontario	Director(5) (9)	Partner at Osprey Capital Partners	Mar. 26, 2004	5,000(10)
Peter Born, Ph.D. Toronto, Ontario	Director(9)	Professional registered geologist (ON) and President of 1727856 Ontario Ltd.	Jun. 7, 2007	Nil(11)

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Management Information Circular

Name and Municipality of Residence(1)	Office Held	Principal Occupation	Director Since	No. of Common Shares Beneficially Held(2)(3)
Ken Hight(12) Toronto, Ontario	Director	CEO of Liquidnet Canada	May 12, 2008	Nil
Harold Wolkin(13) Toronto, Ontario	Director(5) (9)	Vice Chairman(13) and Head of Investment Banking, Sandfire Securities Inc. (13)	Apr. 15, 2008	40,000

Notes:

(1)	All of the nominees are residents of Canada.

(2)	As of date of this Circular.

(3)

The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Corporation, has been furnished by the respective proposed directors individually.

(4)	In the past five years, Dr. Hitch has acted as COO and Managing director of Golden China Management, and also held positions with Kao Diamond Mines, and APAC Minerals.

(5)	Member of the Compensation Committee of the Board of Directors. The members of the Compensation Committee are D. Richard Brown, Harold Wolkin and Michael Hitch.

(6)	Michael Hitch holds 475,000 options.

(7)	From 1999 until November 2006 Mr. Sarjeant operated a securities business focused on strategic planning and investment analysis.

(8)	Mr. Sarjeant holds 1,100,000 options.

(9)	Member of the Audit Committee of the Board of Directors. The members of the Audit Committee are D. Richard Brown, Harold Wolkin and Peter Born.

(10)	Mr. Brown holds 550,000 options

(11)	Mr. Born holds 150,000 options.

(12)	From 2000 - 2005 Mr. Hight served as CEO of ITG Canada and from 2005 – 2008 he served as CEO of ETrade Canada, and concurrently EVP, E Trade Financial New York

(13)	Subject to regulatory approval

(14)	In the past five years, Mr. Wolkin was President and CEO of Princeville Capital Corp. and previously served as Managing Director, Investment and Corporate Banking of BMO Capital Markets.

Executive Compensation

Ontario securities law requires that a "Statement of Executive Compensation" in accordance with the Securities Act (Ontario) be included in this Circular. The Corporation is required to disclose information about the compensation paid to, or earned by the Corporation's President or Chief Executive Officer, the Corporation's Chief Financial Officer and each of the other three most highly compensated executive officers of the Corporation earning more than $150,000 in total salary and bonus for the three most recent fiscal years. The following addressed the applicable items identified.

Statement of Executive Compensation

During the Corporation's financial years ended May 31, 2005, 2006, 2007, and 2008 Michael Hitch, Raymond Pecoskie, Paul Sarjeant and Ernest Cleave were the “Named Executive Officers” as that term is defined in Form 51-102F6 “Statement of Executive Compensation” under the Securities Act (Ontario).

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Management Information Circular

Summary Compensation Table

The following individuals listed below are the Named Executive Officers of the Corporation for the purposes of the following disclosure. The compensation for the Named Executive Officers for the Corporation's most recently completed financial year is as set out below:

Name and Principal Position	Year	Annual Compensation			Long Term Compensation Awards		All Other Compen- sation ($)
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options Granted (#)	Shares or Units subject to Resale Restriction ($)
Michael Hitch Chairman & Former Interim CEO(1)	2008 2007 2006	66,000 71,750 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Raymond Pecoskie Former President and CEO(1)	2008 2007 2006	Nil 5,000 140,184(2)	Nil Nil Nil	Nil Nil 8,051	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Paul Sarjeant President, CEO and Director(3)	2008 2007 2006	150,000 91,000 Nil	Nil Nil Nil	- 14,000 Nil	600,000 500,000 Nil	Nil Nil Nil	Nil Nil Nil
Ernest Cleave Chief Financial Officer(4)	2008 2007 2006	76,974 21,000 12,000	Nil Nil Nil	Nil Nil Nil	Nil Nil 150,000	Nil Nil Nil	Nil Nil Nil

Notes:

(1)	Raymond Pecoskie stepped down as president and CEO of the Corporation on July 11, 2006 at which point Mr. Michael Hitch assumed the role of interim-CEO.

(2)

June 1, 2004, the Corporation entered into a management agreement with Global-Tek Business Development Inc. ("Global-Tek"), a company owned by Mr. Pecoskie, to provide management and consulting services to the Corporation in exchange for $11,682 per month. This contract was terminated on July 11, 2006 when the Corporation entered into a three month contract for similar services on an interim basis. This subsequent contract has also been terminated.

(3)	Mr. Sarjeant became the President, CEO and Director of the Corporation on November 7, 2006.

(4)	Ernest Cleave was retained to act as Chief Financial Officer of the Corporation on January 6, 2006.

Long-Term Incentive, Retirement and Pension Plans

The Corporation does not have a long-term incentive plan or pension plan and does not provide retirement benefits to its employees.

Incentive Stock Options Granted

The following table discloses individual grants of options to purchase or acquire Common Shares to the Corporation's Named Executive Officers during the financial year ended May 31, 2008.

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Management Information Circular

Name and Principal Position	Number of Options Granted	Percent of Total Options Granted in Financial Year	Exercise Price (Cdn$)	Market Value of Securities underlying Options on the date of grant (Cdn$)	Expiry Date
Michael Hitch Chairman & Former Interim CEO	225,000(1)	8.3%	$0.68	$0.68	Sep. 27/12
Raymond Pecoskie Former President and CEO	Nil	N/A	N/A	N/A	N/A
Paul Sarjeant President, CEO and Director	600,000(1)	22.2%	$0.68	$0.68	Sep. 27/12
Ernest Cleave Chief Financial Officer	250,000(1)	9.3%	$0.68	$0.68	Sep. 27/12

Note:

(1)	The options were issued on September 28, 2007.

Stock Appreciation Rights

No SARs were granted to or exercised by the Corporation's Named Executive Officers or directors during the financial year ended May 31, 2008.

Aggregate Option Exercises and Financial Year-End Option Values

The following table summarizes the incentive stock options exercised by the Corporation's Named Executive Officers during the financial year ended May 31, 2008 and the value as at May 31, 2008 of all unexercised in-the-money incentive stock options held by the Corporation's Named Executive Officers:

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)	Unexercised Options at May 31, 2008 Exercisable/ Unexercisable (#)	Value of Unexercised in-the-Money Options at May 31, 2008(2) Exercisable/ Unexercisable ($)
Michael Hitch Chairman & Former Interim CEO	Nil	Nil	475,000(3)/Nil	Nil/Nil
Raymond Pecoskie Former President and CEO	Nil	Nil	Nil/Nil	Nil/Nil
Paul Sarjeant President, CEO and Director	Nil	Nil	(4) 1,100,000 /Nil	Nil/Nil
Ernest Cleave Chief Financial Officer	Nil	Nil	(5) 250,000 /Nil	Nil/Nil

Notes:

(1)	Number of Grandview shares acquired on exercise of stock options.

(2)

Calculated using the closing price of common shares of the Corporation on the TSX on May 30, 2008 (being the last day of Grandview's fiscal year end on which such shares traded) of $0.28 per share, less the exercise price of the stock options granted.

(3)

Michael Hitch holds options to purchase up to a total of 475,000 common shares of the Corporation, 150,000 of which are exercisable at the price of $1.25 per common share expiring on January 6, 2011, 100,000 of which are exercisable at the price of $1.80 per common share expiring on April 3, 2011 and the

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Management Information Circular

remaining 225,000 being exercisable at the price of $0.68 per common share expiring on September 27, 2012.

(4)

Paul Sarjeant holds options to purchase up to a total of 1,100,000 common shares of the Corporation, 500,000 of which are exercisable at the price of $1.00 per common share expiring on October 31, 2011, with the remaining 600,000 being exercisable at the price of $0.68 per common share expiring on September 27, 2012.

(5)	Ernest Cleave holds options to purchase up to a total of 250,000 common shares of the Corporation which are exercisable at the price of $0.68 per common share expiring on September 27, 2012

Pension Plans

The Corporation does not provide any retirement benefits for its directors or Executive Officers.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

In the most recently completed (or current) financial year, the Corporation had no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in respect of compensating such officers in the event of the termination of their employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As at May 31, 2008 the following securities were authorized for issuance under existing equity compensation plans:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities available for future issuance under equity compensation plans(1) (c)
Equity compensation plans approved by security holders	4,575,000 (2)	$0.89	2,682,753
Equity compensation plans not approved by security holders	Nil	N/A	N/A
Total	4,575,000	$0.89	2,682,753

Note:

(1)	excluding securities reflected in the first column (a)

(2)	The Corporation currently has a rolling 20% stock option plan. At year end May 31, 2008, 36,288,765 common shares were outstanding.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

The Corporation provided a loan of $90,000 to its current President and CEO of the Corporation. The loan is unsecured, bears no interest and is due on October 31, 2009.

STATEMENT OF CORPORATE GOVERNANCE

Effective June 30, 2005, National Instrument 58-101 – Disclosure of Corporate Governance Practices ("NI 58-101") of the Canadian Securities Administrators was adopted. Pursuant to NI 58-101 an issuer whose common shares are traded on the TSX and which issuer is seeking proxies from its security holders for the purposes of electing directors must include in its management information circular the

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Management Information Circular

corporate governance practices which have been adopted by the issuer as more fully set out in NI 58-101.

Corporate governance refers to the manner in which a board of directors oversees the management and direction of a corporation. Governance is not a static issue, and must be judged from time-to-time based on the evolution of a corporation with respect to its size and the nature or its business, and upon the changing standards of the community. Not all corporate governance systems are alike. The Corporation's approach has been developed with respect to the Corporation's growth and current status. The composition of the Board of Directors is reviewed on an annual basis by the full Board of Directors and management of the Corporation.

In reviewing the issue of corporate governance, the Board of Directors has determined to perform the function as an entire Board. Their mandate was to consider corporate governance matters and make recommendations consistent with the Corporation's position and size as a junior mining corporation. The resulting approach to corporate governance adopted by the Corporation's board reflects these recommendations and recognizes the responsibility of the board for the stewardship of the Corporation.

The Corporation's approach to corporate governance is set out in Schedule "A" attached to this Circular. Through regular review at quarterly meetings, the Corporation's board will continue to examine these issues in light of the Corporation's development in the mineral exploration business. In addition, and as required by Multilateral Instrument 52-110 – Audit Committees, the Corporation is required to set out detailed information concerning its Audit Committee in the Corporation's Annual Information Form which was dated August 28, 2008 (the "AIF") and as such information concerning the Audit Committee of the Corporation can be found on pages 43-45 of the AIF and the full text of the Audit Committee Charter is set out as Schedule A of the AIF.

The Corporation's board is composed of six (6) directors. One (1) of these directors is a member of management and five (5) are outside directors who are unrelated as such term is described in the Guidelines.

For the Corporation, the implementation of a detailed system to address every issue of corporate governance would be an undue strain on the resources and finances of a junior corporation. In order to address a wide range of issues of governance more effectively, the board has elected to undertake three (3) areas of activity through board discussion, consensus or through the partial assistance of the board, as follows:

(a)

The tasks of appointing and assessing directors, and the assessment of the effectiveness of the board, its committees and individual directors, are carried out by the full board, rather than by appointed committees. New directors are given background materials and a review of the Corporation's development.

(b)

The board monitors management on a regular basis. The annual budget is reviewed regularly by the board and by the Audit Committee as a basis to assess performance and progress. This procedure is favoured over the use of formal mandates which would define limits to management's responsibilities, or the use of procedures to approve the Chief Executive Officer's corporate objectives to ensure the board can function independently of management. However, the board will consider, on an ongoing basis, issues concerning the independence of the board from management.

(c)

The board has not adopted a system that would enable an individual director to engage an advisor at the expense of the Corporation in appropriate circumstances. At this time, agreement by the board to any such retainer, if at the expense of the Corporation, would be required.

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The board has appointed a Chairman who is other than the Chief Executive Officer.

The committees of the board are comprised primarily of outside directors and function as set out above.

The Audit Committee meets as required to review the annual and quarterly financial statements, matters relating to the securities commissions, investments and transactions that could adversely affect the well-being of the Corporation and management's recommendations regarding share issues of the Corporation. The Audit Committee also establishes and monitors procedures to reduce conflicts of interest and for reviewing audit and financial matters. Through meetings with external auditors and senior management, the Audit Committee discusses, among other things, the effectiveness of the internal control procedures established for the Corporation. At all times, at least one (1) audit committee member possesses accounting or related financial expertise, while the remaining members are, at minimum, possessed of significant experience in analyzing the financial condition of corporations. The board has adopted a charter for the audit committee which sets out the responsibilities of the committee and provides guidance to committee members as to their duties which charter is attached to the Corporation's AIF, as filed on SEDAR. The Audit Committee is currently comprised of three (3) directors; D. Richard Brown, Harold Wolkin and Peter Born. Each of Mr. Brown, Mr. Wolkin and Dr. Born; Messrs. Brown, Wolkin and Born all qualify as independent directors and financially literate as defined in MI 52-110.

The Compensation Committee reviews compensation practices and management succession and approves the remuneration of the Corporation's senior executives, including the Chief Executive Officer. The Compensation Committee also monitors the integrity of management through periodic meetings with the Chief Executive Officer. The Compensation Committee is currently comprised of three (3) directors; D. Richard Brown, Harold Wolkin and Michael Hitch; Messrs. Brown and Wolkin qualify as independent directors as defined in MI52-110.

Finally, although the Guidelines do not emphasize issues of environmental concern, the Corporation's board recognizes its responsibility to ensure that the Corporation's operations do not result in an adverse impact on the environment.

The Corporation's board remains committed to the ongoing development and improvement of the Corporation, its systems and in particular corporate governance. Shareholder feedback is encouraged at all times and commentary is always welcome. Shareholders are invited to address their comments to the attention of Chairman.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The directors and officers of the Corporation are not aware of any transaction that has materially affected or will materially affect the Corporation since the beginning of the Corporation's last completed financial year or in any proposed transaction that has materially affected or will materially affect the Corporation in which any director or senior officer of the Corporation, any proposed management nominee for election as a director, any person beneficially owning or exercising control or direction over more than 10% of the Common Shares of the Corporation or any associate or affiliate of any of the foregoing has or had a material interest.

OTHER MATTERS

The management does not know of any matters to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters properly come before the meeting, the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgement of the persons voting the Proxy.

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Management Information Circular

GENERAL

Information contained herein is given as of the October 30, 2008. Save for the matters referred to herein, Management knows of no other matters intended to be brought before the Meeting. However, if any matters, which are not now known to Management, shall properly come before the Meeting, the Proxy given pursuant to this solicitation by Management will be voted on such matters in accordance with the best judgment of the person voting the Proxy, in the event such discretionary authority is provided in the Proxy. The contents and sending of this Information Circular have been approved by the Directors of the Corporation.

Grandview Gold Inc.

"Michael Hitch"
Michael Hitch
Chairman of the Board

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Management Information Circular

Schedule "A"

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following table details the Corporation’s corporate governance practices and addresses the disclosure requirements set out in Form 58-101F1 Corporate Governance Disclosure:

1.	Board of Directors
a)	Independent directors	The Corporation's four independent directors are, D. Richard Brown, Harold Wolkin, Ken Hight and Peter Born.
b)	Non-independent directors	The Corporation's two non-independent directors are Paul Sarjeant and Michael Hitch.
Mr. Sarjeant is the President and CEO of the Corporation.
Michael Hitch has received more than $75,000 in direct compensation from the Corporation
c)	Composition of the board	The Board is composed of four independent and two non- independent directors.
d)	Other directorships	Director	Issuers	Issuer Reporting Jurisdiction	Stock Exchange
		Michael Hitch	Metalex Ventures Ltd.	British Columbia	TSX Venture Exchange: MTX
		D. Richard Brown	Asia Now Resources Corp.	Ontario	TSX Venture Exchange: NOW
		Peter Born	Cuda Capital Corp.	British Columbia	TSX Venture Exchange: CDP
		Ken Hight	Lucrum Capital Corp.	British Columbia	TSX Venture Exchange: LRU
e)	Board meetings held	The independent directors of the Board do not hold meetings at which non-independent directors and members of management are not in attendance. The Corporation holds quarterly meetings and other meetings as required, at which the opinion of the independent directors is sought and duly acted upon for all material matters related to the Corporation.
f)	Chair of the Board	The Board does not presently have an independent director as the chair of the board. Michael Hitch, chairs the meetings of the Board, actively seeks out the views of all directors on all board matters.
g)	Board meeting attendance	The directors attended all board meetings in fiscal 2008, except for one meeting missed by Peter Born.

2.	Board Mandate

The Board assumes responsibility for stewardship of the corporation, including overseeing all of the operation of the business, supervising management and setting milestones for the Corporation. The Board reviews the statements of responsibilities for the Corporation including, but not limited to, the code of ethics and expectations for business conduct.

The Board approves all significant decisions that affect the Corporation and its subsidiaries and sets specific milestones towards which management directs their efforts.

The Board ensures, at least annually, that there are long-term goals and a strategic planning process in place for the Corporation and participates with management directly or through its committees in developing and approving the mission of the business of the Corporation and the strategic plan by which it proposes to achieve its goals, which strategic plan takes into account, among other things, the opportunities and risks of the Corporation's business. The strategic planning process is carried out at each Board meeting where there are regularly reviewed specific milestones for the Corporation.

The strategic planning process incorporates identifying the main risks to the Corporation's objectives and ensuring that mitigation plans are in place to manage and minimize these risks. The Board also takes responsibility for identifying the principal risks of the Corporation's business and for ensuring these risks are effectively monitored and mitigated to the extent practicable. The Board appoints senior management. As the Corporation has grown it has seen that management has also grown, mitigating risk with respect to succession planning.

The Corporation adheres to all regulatory requirements with respect to the timeliness and content of its disclosure. The Board approves all of the Corporation's major communications, including annual and quarterly reports and press releases. The CEO or Chair (on behalf of the Board) authorizes the issuance of news releases. The CEO and the Chair are generally the only individuals authorized to communicate with analysts, the news media and investors about information concerning the Corporation.

The Board and the Audit Committee examine the effectiveness of the Corporation's internal control processes and information systems.

The Board as a whole, given its small size, is involved in developing the Corporation's approach to corporate governance. The number of scheduled board meetings varies with circumstances. In addition, special meetings are called as necessary. The Chair establishes the agenda at each Board meeting and submits a draft to each director for their review and recommendation for items for inclusion on the agenda. Each director has the ability to raise subjects that are not on the agenda at any board meeting. Meeting agendas and other materials to be reviewed and/or discussed for action by the Board are distributed to directors in time for review prior to each meeting.

Board members have full and free access to senior management and employees of the Corporation.

3.	Position Description
a)	Chairman of the Board and Committee Chairs: role and responsibilities

The Board does not currently have a separate written description for the chair. The Board as a whole is responsible for and is continuing to develop recommendations for structures and procedures to clearly define the role and responsibilities of the Chair and the chair of each Board committee. The Chair of the Board is independent of management and is responsible for leading the discussion and ensuring that the Board convenes as often as is required in order to meet the needs of the Corporation. In addition, the Chair also meets with the CEO on a regular basis to help with this function. The Audit Committee has a chair and a charter which charter provides structure and guidance with respect to the roles of the board, committee and the chair. In addition, the chair of the Audit Committee is independent of management. The Compensation Committee does not have a written description for the chair. The Chair of the Compensation Committee is independent from management and the Compensation Committee is currently reviewing documentation which would help to better delineate the roles of the members of the committee.

b)	Office of the CEO: role and responsibilities

The Board and the CEO have not developed formal documented position description for the CEO. The Board is currently of the view that the respective corporate governance roles of the Board and management, as represented by the CEO, are clear and that the limits to management's responsibility and authority are well- defined. In order to monitor and ensure that these roles are defined, the Chairman meets with the CEO and CFO on a regular basis to ensure that all matters requiring Board review and/or approval are brought before the Board and that management is working within the bounds of their authority. As the Corporation is a junior mining corporation there are only two senior officer positions and as such the role of the CEO is broad but the Board believes that as a result of relevant corporate governance initiatives and the frequent meeting of the Chairman and the CEO, there is sufficient delineation.

4.	Orientation and Continuing Education
a)	New director orientation

The Corporation does not have a formal orientation and education program for new directors. However, new directors are provided with relevant materials with respect to the Corporation as well as being oriented on relevant corporate issues by senior management and legal counsel.

b)	Continuing education of the board

The Board currently does not provide continuing education for its directors. By using a Board composed of experienced professionals with a wide range of financial, exploration and mining expertise, the Corporation ensures that the Board operates effectively and efficiently. Currently, the Board members have access to and actively consult with legal counsel to the Corporation on various matters with respect to their duties and obligations to the Corporation. The Board is currently working to implement formal policies on a number of corporate governance matters and upon implementation also plans to provide written information and orientation with respect to such policies to the Board members.

5.	Ethical Business Conduct
a)	Code of ethics	The Board has not adopted a written code of ethics and expectations for business conduct for the directors, officers and employees of the Corporation.
b)	Handling non-arm’s length transactions

Directors with an interest in a material transaction are required to declare their interest and abstain from voting on such transactions. A thorough discussion of the documentation related to material transaction is required for review by the Board, particularly independent directors.

c)	Culture of ethical conduct	The Board seeks directors who have solid track records in spheres ranging from financial to exploration and mining in order to ensure a culture of ethical business conduct.

6.	Nomination of Directors
a)	Identifying nominees	All of the Corporation's directors are involved in the search for new directors.

Nominating committee

The Board does not have a nominating committee. A new director should have direct experience in the mining business and significant public company experience. The nominee must not have a significant conflicting public company association. Experienced mining directors are currently difficult to source as a result of the high level of activity in the mining sector.

b)	Role and responsibilities of the nominating committee	The Board does not have a nominating committee at the present time.

7.	Compensation
a)	Determining directors’ and officers’ compensation

The Board reviews the adequacy and form of compensation and compares it to other companies of similar size and stage of development. There is no minimum share ownership requirement of directors. Director's compensation is in the form of stock options. The Corporation's compensation committee reviews the amounts and effectiveness of stock option compensation.

b)	Composition of the compensation committee	The Compensation Committee consists of three (3) directors, D. Richard Brown, Harold Wolkin and Michael Hitch. Messrs. Brown and Wolkin are independent.
c)	Roles and responsibilities of the compensation committee

The Compensation Committee convenes at least once annually to review director and officer compensation and status of stock options. The Compensation Committee also responds to requests from management and the Board to review recommendations of management for new senior employees and their compensation. The Compensation Committee has the power to approve and/or amend these recommendations.

d)	Use of a compensation consultant or advisor	The Corporation has felt no need to retain any compensation consultants or advisors at any time since the beginning of the Corporation's most recently completed financial year.

8.	Other Board Committees
a)	Other board committees	The Corporation does not currently have any other committees.

9.	Assessments
a)	Board and committee effectiveness

The Board does not, at present, have a formal process in place for assessing the effectiveness of the Board as a whole, its committees or individual directors. The Audit Committee, as part of their annual review, assesses the effectiveness of the Board and its independence. The Audit Committee assesses the adequacy of the information provided, the regular nature of the communication between the Board and management and reviews whether management is following the mandated strategic direction as set out in the Board's direction and management milestones.

The Board assesses the CEO's effectiveness in attaining the Corporation's corporate objectives, budgets and milestones.
Management and directors communicate with shareholders on an ongoing basis, and shareholders are regularly consulted on the effectiveness of Board members and senior staff.